FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	Code of Business Conduct

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: March 27, 2009	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel

Item 1

CODE OF BUSINESS CONDUCT TABLE OF CONTENTS 1

Stock
		28	PUTTING OUR REPUTATION FIRST

		28	Conflicts of Interest
		34	Competition and Anti-Trust
		37	International Operations
2	A message from the President		and Trade Controls
	and CEO
		40	SAFEGUARDING
4	GETTING ON BOARD		WHAT'S OURS
4	Getting Help on Matters	42	Confidentiality
	Covered in this Code	44	Compliance with Insider
5	What this Code Means to You		Trading and Other Legal
6	Who is subject to this Code		Requirements
7	Waivers	47	Corporate Disclosure
		48	Financial Records Integrity
8	KNOWLEDGE AND ACTION	50	Information Security
9	Employee Responsibilities	52	Records and Document
10	Additional Responsibilities		Retention
	for Leaders
12	Duty to Report Code Violations	54	MAKING A DIFFERENCE
		54	Community Activities
14	RUNNING OUR RAILROAD		and Investment
14	CN’s Principles	56	Political Activities
14	CN’s General Business Tenets
15	Communication of Corporate	62	A DUTY TO REPORT
	Information	62	Compliance Standards
			and Procedures
16	RESPECT IN THE WORK	63	Reporting Accounting
	ENVIRONMENT		and Auditing Matters
16	Safety and Security	63	Reporting Violations
20	Drugs and Alcohol	64	CN’s Promise
22	Diversity and a Non-Discriminatory,
	Harassment-Free Environment
25	Environment

CODE OF BUSINESS CONDUCT MESSAGE FROM THE PRESIDENT 2

A MESSAGE FROM THE

Dear Fellow Railroaders,

CN is a diverse organization operating in a complex business environment. We all have demanding jobs and you should be rightfully proud of your contributions and the manner in which you represent CN. Those contributions are critical as we strive every day for excellence in all aspects of our business. When it comes to how we conduct ourselves, and our business, there can be no room for error.

We are a North American company with global reach, subjecting us to multiple laws and regulations of many jurisdictions. At the same time, we rely on thousands of customers, suppliers, contractors and partners around the world to help us become the best transportation company. Respecting our obligations and maintaining ethical business relationships are both critical to our success and integral to our brand. They help make us the great company that we are.

Each of you work hard to conduct yourselves in an ethical manner. Our business environment is constantly changing and new situations arise every day. I want to personally assure you of two things:

•	Company resources are always at your disposal to help you deal with problematic situations or any questions you might have;

•	We have invested time and effort in documenting our “Code of Business Conduct” to serve as your personal reference and guide you through challenging situations.

CODE OF BUSINESS CONDUCT MESSAGE FROM THE PRESIDENT 3

PRESIDENT AND CEO

This Code has been updated to reflect changes within our environment. It now also includes a number of real-life examples of situations you might encounter and how to best deal with them.

CN’s Code of Business Conduct is a detailed guide we must all follow to ensure we preserve our corporate integrity. In all aspects of our of business – including our relationships with each other – we must always follow our Code of Business Conduct.

This Code is an important document and I ask you to read it carefully. You should also feel free to contact your supervisor or other company officials if you have any questions or concerns. Yes, our jobs can be complex, but with the right tools and a personal commitment to integrity and honesty, fairness and openness, we can ensure “doing the right thing” is simply the CN way of doing business.

Thank you for your continuing support of CN.

E. Hunter Harrison
President and Chief Executive Officer

CODE OF BUSINESS CONDUCT PURPOSE AND APPLICATION OF THE CODE 4

THROUGHOUT THIS DOCUMENT, YOU WILL FIND REFERENCES TO A NUMBER OF INDIVIDUALS OR GROUPS WHO CAN HELP YOU DEAL WTH ISSUES RAISED IN THE CODE. FOLLOWING IS A LIST OF CONTACT NAMES AND INFORMATION FOR YOUR REFERENCE AND USE:

Getting on

CN OMBUDSMAN
1-866-226-8968 | ombudsman@cn.ca

CN LAW DEPARTMENT
514-399-6627

HUMAN RESOURCES CENTRE
1-877-399-5421

CN POLICE
1-800-465-9239

CN PUBLIC AFFAIRS DEPARTMENT
1-888-882-5909

INVESTOR RELATIONS
514-399-0052

ENVIRONMENT DEPARTMENT
514-399-7400
1-800-465-9239 for reporting environmental incidents

CODE OF BUSINESS CONDUCT PURPOSE AND APPLICATION OF THE CODE 5
Board

WHAT THIS CODE MEANS TO YOU

This is an updated and expanded version of the previous CN Code. It covers a large amount of material and gives examples of certain situations you might face.

Even so, this Code cannot specifically address every situation we encounter in our daily business activities. Should you encounter a situation that’s not covered in the Code, contact your immediate supervisor or your People representative for assistance. Other CN documentation and policies also may provide additional information.

As a CN employee, you are expected to be familiar with the company’s Code of Business Conduct and CN’s policies and understand how they apply to you and your job. These policies are accessible on CN’s intranet under People. It goes beyond merely complying with the various laws and regulations to which we are subject. It is understanding that everything we do and say can have a potential impact on the company and on the people we encounter every day on the job. It’s both your personal reputation and CN’s corporate reputation that are on the line.

We know that’s a big responsibility. That is why this Code outlines best practices for you and your colleagues to follow in fulfilling that responsibility. Use it as a resource for general guidance on the ethical values CN employees are expected to demonstrate in their work.

CODE OF BUSINESS CONDUCT PURPOSE AND APPLICATION OF THE CODE 6

WHO IS SUBJECT TO THIS CODE

Everyone employed by CN is required to comply with the Code of Business Conduct.

In this document, whenever the word “employee” is used, reference is also made to officers, executives and directors of the company.

When “CN” is used in this Code, reference is made to Canadian National Railway Company and all its consolidated subsidiaries around the world as well as entities that CN controls or in which CN holds a majority interest.

If you work with third parties, such as suppliers and independent contractors, you should also encourage them to follow CN’s Code of Business Conduct. In the course of your job duties with these suppliers and independent contractors, you are required to:

Make sure these suppliers and independant contractors know the CN Code of Business Conduct exists and ensure they comply with the aspects that are relevant to them

Provide suppliers and independant contractors with guidance and information on what the Code means for them

Seek the advice of your supervisor or the CN Law Department if you encounter a supplier or an independant contractor that refuses to comply with the Code as this could lead to the termination of the supplier’s or the independant contractor’s contract.

CODE OF BUSINESS CONDUCT PURPOSE AND APPLICATION OF THE CODE 7

WAIVERS

Waivers to the Code will only be granted in exceptional circumstances

Only CN’s Board of Directors can grant a waiver of the Code to a director or an executive officer

Only the Chief Executive Officer,
the Chief Legal Officer or their delegates can grant a waiver of the Code to a non-executive officer or other employee

CODE OF BUSINESS CONDUCT OUR RESPONSIBILITIES 8

Know an

EACH OF US HAS THE RESPONSIBILITY TO UNDERSTAND AND FOLLOW THE CODE OF BUSINESS CONDUCT. THE CODE SERVES AS A TOOL THAT HELPS US BRING TRUST, HONESTY AND INTEGRITY TO THE CN WORK ENVIRONMENT.

CODE OF BUSINESS CONDUCT OUR RESPONSIBILITIES 9

d Act

EMPLOYEE RESPONSIBILITIES

A convenient check list

The following is a quick reference outlining your responsibilities under the Code. It is incumbent upon each and every employee to:

Read, understand and follow the Code

Periodically review the Code online or keep a copy for easy reference

Submit your annual confirmation that you have read, understood and complied with the Code, if you are a non-scheduled employee

Use the resources available for guidance and assistance

Contact your supervisor, your People representative or CN Ombudsman if you are uncertain about a situation

Promptly report in good faith any violation or potential violation of the Code

Cooperate in internal investigations about a reported violation

Respect the laws in the jurisdiction(s) in which you work

Act with integrity at all times

Inform your People representative if you are found guilty of a criminal offence

CODE OF BUSINESS CONDUCT OUR RESPONSIBILITIES 10

ADDITIONAL
Responsibi

Employees who supervise the work of others carry additional responsibilities. Leaders must lead by example, fostering a culture that reflects the goals and standards set out in the Code. They must also maintain a workplace environment where employees feel comfortable raising issues and voicing their concerns.

As part of their management responsibilities, leaders are expected to build a work environment that serves to prevent, detect and respond to compliance issues. More specifically, leaders should:

Prevent

•	Identify business compliance risks

•	Implement and communicate processes relevant to the risk areas of their group

•	Help their employees understand the Code and how it applies to their jobs

•	Quickly answer employee questions and direct them to the right source of information, such as his or her People representative or CN’s Ombudsman

CODE OF BUSINESS CONDUCT OUR RESPONSIBILITIES 11

lities FOR LEADERS

DETECT

•	Implement compliance measures that can detect issues before they become serious problems

•	Assure employees they will not be penalized for reporting violations of the Code

•	Ensure employees understand the role of the CN Ombudsman, who can be contacted on a confidential basis

RESPOND

•	Take prompt action to manage situations where a violation has occurred

•	Report any violations of the Code to your senior management or to the CN Ombudsman

•	Be prepared to take appropriate disciplinary action after consultation with the CN Ombudsman, CN People Department or CN Law Department

CODE OF BUSINESS CONDUCT OUR RESPONSIBILITIES 12

Duty to Report

As a CN employee, you have a duty to report in good faith any violation of the Code and to seek advice if you have a question or a concern regarding the Code. CN offers many avenues for raising concerns.

The first step is to take your concern to your direct supervisor. He or she knows your job and your work environment and is usually in the best position to help you deal with the issue raised. Actually, most issues are settled in this way. Other resources within your business group include the next level of management, your People representative, or the CN Law Department.

If your supervisor is unavailable, the supervisor is part of the problem, you are otherwise uncomfortable with reporting the problem to the next level of management, or you are dissatisfied with management’s handling of the problem, you can contact the CN Ombudsman.

The Office of the Ombudsman provides impartial advice and guidance to all CN employees on how to resolve workplace interaction problems and issues. All reports are handled promptly and in strict confidence unless disclosure is required by law. We suggest that you provide contact information to enable the Ombudsman to follow-up when necessary, although, anonymous reporting is also welcomed.

CODE OF BUSINESS CONDUCT OUR RESPONSIBILITIES 13

Code Violations

It is important that you take action quickly when you discover a potential violation of the Code. Your prompt action ensures that CN can

Correct mistakes - whether inadvertent or resulting from bad judgment.

Minimize liabilities to others.

Preserve our corporate integrity and reputation and our commitment to adopt high standards in all aspects of our business activities.

Employees who report violations in good faith are doing the right thing. CN will in no way penalize, discharge, demote, suspend or discriminate against any employee for doing so. This also applies if you are simply asking about potentially unethical conduct or seeking guidance on how to handle a specific situation.

Violations of this Code will be dealt with seriously and swiftly. Failure to comply with the Code could result in disciplinary action, including, in serious cases, termination of employment.

YOU CAN REACH THE OMBUDSMAN

BY TELEPHONE
1-866-226-8968 or
514-399-5581
(confidential voice-mail available 24 hours a day).

BY E-MAIL
ombudsman@cn.ca

BY MAIL
CN Ombudsman
935 de la Gauchetière St. W.
Montréal, Québec
Canada H3B 2M9

To report emergency
situations, including
environmental
emergencies, contact the
CN Police 1-800-465-9239.

CODE OF BUSINESS CONDUCT CN’S PRINCIPLES AND GENERAL BUSINESS TENETS 14

unning our
ailroad

CN’S PRINCIPLES

Our accountability and integrity as individuals and as a company are driven by our common commitment to our core management principles:

SERVICE | COST CONTROL | ASSET UTILIZATION | SAFETY | PEOPLE

CN’S GENERAL BUSINESS TENETS

Business Integrity and Fair Dealing

CN supports free enterprise and believes in fair competition in an open market. We work diligently to bring integrity and excellence to all aspects of our business. As an employee of CN, you should always promote and practice these values in the performance of your duties.

Respecting the Law, Rules and Regulations

CN employees must follow and respect the laws, rules and regulations that apply to them. That means always asking yourself “Am I doing the right thing?” If you aren’t sure of the answer, ask for help by contacting your immediate supervisor,

CODE OF BUSINESS CONDUCT CN’S PRINCIPLES AND GENERAL BUSINESS TENETS 15

the CN Ombudsman or the CN Law Department. In this way you can help safeguard against actions that could potentially involve CN in unlawful or improper practices. You are expected to understand the laws and commonly accepted standards of business conduct in the jurisdiction(s) where you work. Ignorance of the law is not an excuse.

Communication of Corporate Information

CN’s external and internal communications are open, straight-forward and truthful without compromise. In the reports and documents that we file, we strive to provide disclosure that is:

FULL | ACCURATE | TIMELY | UNDERSTANDABLE

The same applies to all of our public communications.

No employee should speak publicly on the company’s behalf unless they are authorized to do so. If an investor, financial analyst or reporter approaches you, simply state that you have no comment and refer them immediately to the CN Investor Relations or Public Affairs Departments. Do not answer their questions. It is critical that CN speak with only one voice. For more information, refer to CN’s Communications Policy.

All presentations made by employees on behalf of the Company should be reviewed by the CN Public Affairs Department. If any presentation contains financial information, it should also be reviewed by the CN Accounting Department.

CN Ethics and Compliance Policies

This Code summarizes various company policies and practices into a single document for your convenience. As such, should there be a contradiction between the Code and a policy, the policy will prevail.

CODE OF BUSINESS CONDUCT WORK ENVIRONMENT 16

At CN, WE ARE DEDICATED TO PROVIDING A SAFE, SUPPORTIVE WORK ENVIRONMENT WHERE WE TREAT ONE ANOTHER FAIRLY, WITH RESPECT AND PROFESSIONALISM.

Respect in the work
nvironment

SAFETY AND SECURITY

At CN, nothing is more important than safety. It is everyone’s responsibility. In the performance of your job duties you must safeguard yourself, your colleagues, our customers and the communities in which we operate.

CODE OF BUSINESS CONDUCT WORK ENVIRONMENT 17

Do your job according to company policies, rules and standards. If in doubt, consult your supervisor.

Take the necessary steps to deal with situations that endanger yourself, your fellow employees, customers and the general public.

To ensure the security and safety of our employees, acts or threats of violence – whether in physical, written, oral or electronic form – will not be tolerated. Each of us must heighten our awareness of potentially problematic situations. Being aware of any given situation contributes to a safe working environment. All employees are expected to assist with CN security. You know best who belongs in your office, on your train, on any given right-of-way or in a restricted area. If you see trespassers or suspicious persons or activities, advise your supervisor or the CN Police immediately.

You are prohibited from having loaded or unloaded firearms or any other weapon in your possession while on the job or on CN property. This does not apply to Security officers and those authorized to do so in the course of their duties.

CODE OF BUSINESS CONDUCT WORK ENVIRONMENT 18

DOING THE RIGHT THING

Ensure you have the proper personal protective equipment, tools, and training for the job at hand

Keep fire and emergency exits clear, and walking surfaces in good condition

Ensure you have the proper training and equipment before accessing elevated or confined work areas

Do not place yourself beneath a suspended load

Always follow safety (e.g. “lockout, tagout”) procedures for electrical or powered equipment

Always leave in place safety controls or guarding on equipment and machinery

Drive safely, wear seat belts and follow CN’s driving policies

Expect the movement of trains, cars, or on track equipment, on any track, at any time, in either direction

Be aware of and comply with all company health and safety policies, rules and standards at all times

Consult CN’s policies on the use of cellular telephones and other electronic devices when operating equipment, trains and vehicles

Report suspected hazards as quickly as possible

Safety and a willingness to obey rules, procedures, and policies are of the first importance in the performance of duty. If in doubt, the safe course must be taken.

CODE OF BUSINESS CONDUCT WORK ENVIRONMENT 19

SOME EXAMPLES

Q. WE WERE UNDER PRESSURE TO COMPLETE AN URGENT JOB AND MY SUPERVISOR ASKED MY CO-WORKER AND ME TO DISREGARD A SAFETY RULE IN ORDER TO MEET OUR DEADLINE. WHAT SHOULD I HAVE DONE?

At CN, you are not only responsible for your own safety but also for the safety of your co-workers

Your supervisor was wrong to ignore the safety rule

This type of action should be reported to your People representative or management immediately

Taking action could prevent someone from being injured

Q. I NOTICED A GROUP OF INDIVIDUALS HANGING AROUND A CN RAIL YARD. WHAT SHOULD I DO?

If the individuals are not armed, have a colleague join you in approaching them

Ask them to leave or escort them off the property

If you can’t ascertain whether they are armed or if you sense they might cause you harm, contact the CN Police

Above all, use your best judgment – don’t put yourself at risk

CODE OF BUSINESS CONDUCT WORK ENVIRONMENT 20

DRUGS AND ALCOHOL

As a CN employee, you have the right to expect a healthy and safe work environment.

That includes working in a workplace free of substance abuse. You owe it to yourself and your co-workers to be drug and alcohol-free at work. It is a question of your ability to perform and the respect you must demonstrate for your co-workers. Most importantly, it’s a question of safety.

All employees must read and be aware of applicable CN policies and regulations that govern alcohol and drugs in the workplace. These policies apply to all CN employees, whether they are in the field or in an office setting.

What’s Prohibited

You cannot be on duty, subject to be on duty (on call) or in control of a CN vehicle or other equipment while under the influence of alcohol or drugs or while suffering the after-effects of such use

You cannot use, possess, distribute, sell or consume illegal drugs or alcoholic beverages while working on or off CN premises or in CN vehicles or other equipment

If you take over-the-counter or prescription medications you must use them responsibly. This includes finding out from your doctor or pharmacist if the medication could impair your ability to do your job safely and reliably. If you are required to take medication that does impair your abilities, contact your supervisor to inform him or her accordingly. Do not take risks with your own health and safety or that of those around you.

CN’s Employee and Family Assistance Program (EFAP) was created to help employees and their families deal with problems – including abuse and addiction problems. We strongly encourage you to seek help through the voluntary and confidential EFAP. The program provides for proven methods to help you improve your health, the quality of your life and your ability to fully contribute to your job.

CODE OF BUSINESS CONDUCT WORK ENVIRONMENT 21

If you have any questions about drugs and alcohol in the workplace, contact your supervisor or your People representative. You can also consult the pertinent CN policies. In Canada, refer to the Policy to Prevent Workplace Alcohol and Drug Problems. In the United States, refer to the Substance and Alcohol-Free Environment (S.A.F.E.) Policy.

DOING THE RIGHT THING

Be fit to perform all assigned duties

While at work, you must not be under the influence of, or use, alcohol or illicit drugs

Report to your supervisor or the CN Police any individual (colleague, visitor, supplier, etc.) who is under the influence while on CN premises

SOME EXAMPLES

Q. I HAVE NOTICED A CO-WORKER WHO SMELLS OF ALCOHOL AND SEEMS UNSTEADY. WHAT SHOULD I DO?

Coming to work under the influence of alcohol is a violation of CN policy or rules and puts everyone’s safety in jeopardy.

Contact your supervisor and/or the CN Police to report this situation

Q. I KNOW I HAVE A DRUG PROBLEM, BUT I AM AFRAID I WILL GET FIRED IF I TELL SOMEONE.

Contact CN’s Employee and Family Assistance Program whose staff will provide you with advice and assistance

Drug addiction is a medical condition and our goal is to help you overcome the problem

For more information consult our Health and Safety and Security Policies.

CODE OF BUSINESS CONDUCT WORK ENVIRONMENT 22

DIVERSITY AND A NON-DISCRIMINATORY, HARASSMENT-FREE ENVIRONMENT

CN is committed to providing a non-discriminatory, harassment-free work environment. This policy extends to our dealings with customers, suppliers and contractors.

Inclusivity, diversity and tolerance are three important principles at CN. We believe our workforce should reflect the society we serve. Each of us has the right to expect treatment in the workplace that is equitable and respectful. Differences are to be valued and employees’ actions must be consistent with the company’s standards and values.

At CN, there is no place for discrimination or harassment. Beyond legal compliance, employees should at all times treat each other with respect in an open environment. Accordingly, you must not initiate or support company activities or programs that unfairly discriminate against anyone based, amongst other, on:

• AGE	• MARITAL STATUS
• COLOUR	• PARDONED CONVICTION
• DISABILITY	• RACE
• FAMILY STATUS	• RELIGION
• GENDER	• SEXUAL ORIENTATION
• LANGUAGE SPOKEN	• OR ANY OTHER CHARACTERISTIC PROTECTED BY LAW
• NATIONAL OR ETHNIC ORIGIN

CODE OF BUSINESS CONDUCT WORK ENVIRONMENT 23

WHAT IS HARASSMENT?

Harassment is unacceptable behaviour that denies people their dignity and respect, and can include:

Any unwelcome conduct, comment, gesture or contact that causes offense or humiliation to any employee, employment candidate, customer or member of the general public

Harassment can occur at or away from the workplace and during or outside working hours if individuals are in a work-related situation

Harassment can be verbal, physical, written (by use of computer, print, poster, handwriting), intentional or unintentional

Harassment is not always overt or deliberate, it can be subtle

At CN, harassment is considered employee misconduct and is not tolerated. We each have the responsibility to ensure that harassment or inappropriate behavior does not happen.

We take harassment very seriously

We will respond promptly to all complaints to ensure they are resolved quickly and fairly

We will impose sanctions (up to and including termination of employment) on any employee who violates this policy regardless of his or her position in the company

Employees in positions of authority – such as supervisors – will be subject to more serious consequences to reflect the seriousness of abusing their position and the negative impact their actions may have on the work environment

As an employee, it is your duty to report incidents of harassment to your supervisor or your People representative.

If you are subjected to harassment or discrimination at CN, we urge you to use the internal procedures outlined on the CN Intranet in

CODE OF BUSINESS CONDUCT WORK ENVIRONMENT 24

the CN Prohibited Harassment, Discrimination and Anti-Retaliation Policy in the United States, and the Harassment-Free Environment Policy in Canada, or contact your People representative or the CN Ombudsman.

DOING THE RIGHT THING

Treat people fairly, openly and with respect

Do not permit coercion or intimidation in the workplace

Speak up and do not allow prohibited discrimination or harassment.

SOME EXAMPLES

Q. SOME OF MY CO-WORKERS OFTEN MAKE COMMENTS ABOUT THE ETHNIC ORIGIN OR SEXUAL ORIENTATION OF OTHER EMPLOYEES. NO ONE COMPLAINS BUT IT MAKES US FEEL UNCOMFORTABLE. WHAT, IF ANYTHING, CAN I DO?

Inform your supervisor or your People representative of the situation immediately

Such comments are not appropriate and should not be tolerated

CODE OF BUSINESS CONDUCT WORK ENVIRONMENT 25

Q. ONE OF MY CO-WORKERS HAS POSTED A SEXUALLY EXPLICIT PHOTO NEAR THE COFFEE MACHINE. WHEN I SUGGESTED TO MY SUPERVISOR THAT IT WAS NOT APPROPRIATE, HE SAID IT DIDN'T MATTER BECAUSE THERE ARE NO WOMEN ON OUR SHIFT.

Such photos on company property create an unsuitable work environment

Your supervisor was wrong to dismiss your complaint

Report the incident to your People representative.

ENVIRONMENT

Protecting the environment is a fundamental aspect of our Corporate Citizenship programs which govern our activities and we are committed to conducting our operations and activities in a manner that protects the natural environment.

In that spirit, CN makes the following commitments. We will:

Respect the applicable laws and regulations and adopt the required standards, procedures, contingency measures and management systems in order to ensure CN operations are managed safely, ecologically and in a sustainable way

Integrate environmentally responsible actions throughout all our regular activities and significant aspects of business development

Take necessary measures in order to prevent pollution, to conserve, to recycle and rationally use the natural resources required for our operations

Implement relevant emergency response plans and procedures

Take active measures to reduce greenhouse gas emissions and other pollutants

Communicate to management, employees and contractors CN’s commitment to improving health, safety and the environment and to providing training adapted to their needs.

CODE OF BUSINESS CONDUCT WORK ENVIRONMENT 26

DOING THE RIGHT THING

CN needs your commitment and involvement to meet our environmental goals.

Employees must comply with applicable environmental laws and regulations

Be aware that noncompliance with the law and CN policies can result in negative environmental impact and may subject you and CN to civil damages and criminal penalties

Each of us is responsible for understanding and responding appropriately to potential environmental concerns

Handle and dispose of hazardous materials safely and properly

You are required to take specific environmental management training if your tasks could have an impact on the environment

Employees must ensure that a timely and effective response, in conformity with CN policies, is taken with regard to any environmental event.

Should you become aware of a concern that may affect the environment, you must immediately report it to your supervisor, the CN Environment Department or CN Police.

CODE OF BUSINESS CONDUCT WORK ENVIRONMENT 27

SOME EXAMPLES

Q. I AM INVOLVED IN BIDDING ON A MAJOR PIECE OF BUSINESS FOR CN. I WORRY THAT WHAT IS BEING PROPOSED GOES AGAINST SOME OF OUR ENVIRONMENTAL POLICIES. BUT IF I RAISE THE RED FLAG WE LIKELY WON'T GET THE BUSINESS AND IT COULD MEAN PEOPLE WILL LOSE THEIR JOBS. WHAT SHOULD I DO?

Don’t hesitate – report the situation immediately

By raising the issue, you give CN the opportunity to have our experts investigate to see if a problem exists

Q. I NEED TO DISPOSE OF SOME TOXIC WASTE, BUT I CAN'T REMEMBER THE EXACT PROCEDURE FOR THIS PARTICULAR TYPE OF WASTE. WHAT SHOULD I DO?

Never dispose of waste unless you know and follow the correct disposal procedure

Contact your supervisor and the CN Environment Department to find out the proper disposal method

Q. I SAW A CO-WORKER DUMP SPILLED COAL ONTO VACANT LAND NEAR CN'S YARD. WHAT SHOULD I DO?

Notify your supervisor immediately and alert the CN Environment Department

This sort of dumping action could be illegal and might result in fines or civil damages against the employee and/or CN

CODE OF BUSINESS CONDUCT CONDUCTING BUSINESS WITH INTEGRITY 28

CN STRIVES TO SUSTAIN AND PROJECT A CULTURE OF INTEGRITY WHERE ETHICAL CONDUCT IS RECOGNIZED, VALUED AND EXEMPLIFIED BY ALL EMPLOYEES. YOUR FIRST BUSINESS ALLEGIANCE IS TO CN AND YOU MUST NOT ALLOW ANY PERSONAL INTEREST TO COMPROMISE CN'S OR YOUR COMMITMENT TO INTEGRITY.

CONFLICTS OF INTEREST

You should always avoid situations where your personal interests could conflict with the interests of CN or with your responsibilities as an employee of CN.

CODE OF BUSINESS CONDUCT CONDUCTING BUSINESS WITH INTEGRITY 29

Even the appearance of a conflict must be avoided, regardless of your intentions. It is important to avoid or fully disclose outside activities or facts that may affect the objectivity of your judgment or could interfere with how you do your job.

If you have a conflict of interest, disclose the situation to your supervisor.

DOING THE RIGHT THING

Outside Interests

•	Your first business allegiance is to CN

•	Avoid outside interests that could impair – or could be viewed as impairing – the effective performance of your responsibilities to CN

•	This could occur if the outside interest places excessive demands on your time or because it is inconsistent with your obligations to CN

Customer, Contractor and Supplier Relations

•	Be impartial in all dealings with customers, suppliers and business partners

•
Realize that a conflict of interest can easily arise when you, family members or others with whom you have a close personal relationship have material interests with suppliers, contractors, competitors or customers of CN

•	It is strictly forbidden to give or accept any bribes or kickbacks to or from anyone, including any customer, contractor, supplier or any other party with business interest with CN

•
When working on a CN-related project, do not, directly or indirectly through a customer, supplier or contractor, arrange to hire a family member or close friend without disclosing this fact to your immediate supervisor for guidance as he or she should make or approve the decision

CODE OF BUSINESS CONDUCT CONDUCTING BUSINESS WITH INTEGRITY 30

Corporate Opportunities

•	Your number one responsibility is to first serve the company’s interests

•	Never put yourself in a position where you are competing against the company or in a conflict of interest while employed by CN

•
While employed by CN – and even after you leave the company – you must not take advantage of any corporate opportunity that is available through the use of CN property or through access to non-public information available to you because of your position at CN

Gifts and Entertainment

•	Neither you nor your family should solicit or accept gifts, entertainment services, favors, personal discounts or similar gratuities that are offered because of your position with CN

-	Note this does not apply to incidental gifts, customary hospitality or other benefits of nominal value or approved corporate rebates

•	If an inappropriate gift is sent to you or is accepted by mistake, return it promptly

•	If you are ever in doubt, contact your supervisor or the CN Ombudsman for guidance

Use of CN Property

•	CN property – such as facilities, equipment, materials, resources, etc. – is to be used only for officially approved activities

•	Corporate assets include:

-	Equipment

-	Intellectual property

-	Time

-	Proprietary information

-	Supplies

•	For more information on the use of company assets, see the section in this Code called “Protecting CN Assets.”

If ever in doubt, you can seek guidance from your supervisor, CN’s Ombudsman or the CN Law Department.

CODE OF BUSINESS CONDUCT CONDUCTING BUSINESS WITH INTEGRITY 31

SOME EXAMPLES

Q. CAN I ACCEPT A PART-TIME JOB OUTSIDE OF MY EMPLOYMENT WITH CN?

Your first business allegiance is to CN

Part-time jobs that create excessive demands on your time or whose nature is inconsistent with your obligations to CN are not permitted

Never place yourself in a position in which you could compete against or be in a conflict of interest with CN. If you are ever in doubt as to whether a second job would be in conflict with your responsibilities to CN, check with your People representative or the CN Ombudsman before accepting the job

Q. A CURRENT SUPPLIER OF CN HAS OFFERED TO FLY ME OUT TO HIS TIME-SHARE FOR A GOLF VACATION. I HAVE A GOOD RELATIONSHIP AND HAVE WORKED WITH THIS PERSON FOR YEARS. CAN I ACCEPT THE OFFER?

No

The value of this gift is excessive and the relationship exists because of your position with CN

You can accept incidental gifts, customary hospitality, other benefits of nominal value or approved corporate rebates

CODE OF BUSINESS CONDUCT CONDUCTING BUSINESS WITH INTEGRITY 32

Q. EXTENSIVE REPAIRS TO ONE OF CN'S WAREHOUSES ARE REQUIRED. MY BROTHER IS A CONTRACTOR AND CAN DO THE WORK FOR A VERY GOOD PRICE. CAN I HIRE HIM?

No

Your loyalty to your brother must not conflict with, or even appear to conflict with, the interests of CN

In such a case, it is particularly difficult to avoid the appearance of a conflict of interest

You should bring this situation to the attention of your supervisor for guidance as he or she should make or approve the decision

Q. CAN I ACCEPT AN INVITATION TO LUNCH OFFERED BY A CURRENT SUPPLIER WHO COMES TO TOWN THREE OR FOUR TIMES A YEAR?

Yes

Lunch or dinner meetings that involve business discussions are OK and are considered normal course of business – unless they are taken to extremes

However, if the lunches become too frequent or extravagant, they could affect your business judgment or appear to do so; this would cause a conflict of interest

CODE OF BUSINESS CONDUCT CONDUCTING BUSINESS WITH INTEGRITY 33

Q. I OWN A CONTROLLING INTEREST IN A COMPANY THAT OFFERS SERVICES TO THE RAILWAY INDUSTRY. I HAVE NO ACTIVE PARTICIPATION IN THE COMPANY AND IT OFFERS THE LOWEST PRICES IN THE MARKETPLACE. CAN THE COMPANY CONTRACT WITH CN?

Your controlling interest must be fully disclosed to your supervisor and you must not be directly involved in the awarding of the contract nor its management, including the approval of invoices, even in the normal course of business

Q. HOW DO I IDENTIFY A SITUATION OF REAL OR PERCEIVED CONFLICT OF INTEREST?

Ask yourself the following questions:

Do I stand to gain personally from my actions?

Will my actions give an advantage to a relative or a friend?

Would I feel uncomfortable or embarrassed with the situation if it were reported to my supervisor or to senior management?

If you answered “yes” to any of these questions, a conflict of interest likely exists

Based on that, seek advice from your supervisor, your People representative, the CN Ombudsman or the CN Law Department.

CODE OF BUSINESS CONDUCT CONDUCTING BUSINESS WITH INTEGRITY 34

COMPETITION AND ANTITRUST

An increasing number of jurisdictions around the world, including Canada and the United States, have enacted “competition” or “antitrust” laws. These laws are based on the economic theory that competition between business entities is valuable in and of itself and that such competition fosters economic growth. These laws seek to preserve fair, honest and vigorous competition that ultimately benefits consumers.

The role of competition and antitrust laws are generally to:

Prohibit any type of agreement between competitors that is likely to undermine competition

Prohibit companies in a dominant or strong market position from abusing their market power by practicing anti-competitive behaviour to eliminate or exclude competitors

CN’s policy is to comply fully with all applicable antitrust and competition laws. Violation of these laws, whether deliberate or accidental, can:

Constitute a serious crime

Result in criminal penalties and heavy fines for CN

Result in a jail term and fines for individuals who participate in the illegal activities

Ongoing guidance from the CN Law Department is vital because these laws are not the same in the different countries and states where CN does business. Because of this, applying these laws to CN’s business and our industry is complex.

CODE OF BUSINESS CONDUCT CONDUCTING BUSINESS WITH INTEGRITY 35

General Principles

Employees may not enter into any agreement – whether express or implied, formal or informal, written or oral

•	with any competitor concerning prices to be charged to any customer

•	or any other competitive factor such as rebates and discounts

•	or any other terms or conditions of sale – including prepayment and delivery terms

•	or costs or profit margins for any transaction

Contacts with other carriers regarding pricing of joint line movements must be limited to the essential elements of the specific joint rate or undertaking.

Threats of retaliatory rate action by a competitor against another are strictly prohibited. Under no circumstances should an employee discuss such matters. Should a competitor threaten retaliatory action, you should refuse to engage in the discussion and immediately report the incident to the CN Law Department. Joining with a competitor to arrange a boycott of a third party by refusing to buy or sell its products is also not permitted under law.

Trade Associations

Membership in trade associations or industry groups can pose significant antitrust risk because they involve meetings of competitors who sometimes also undertake joint activities. In addition, meetings of trade associations could lend themselves to informal discussions of business matters, which can further increase the antitrust risk to CN. Consequently, employees participating in trade associations or industry group functions must avoid discussing competitive factors, such as pricing, that could lead to violations of antitrust or competition laws.

CODE OF BUSINESS CONDUCT CONDUCTING BUSINESS WITH INTEGRITY 36

Business Intelligence

It is legitimate to gather commercial business intelligence concerning competitors’ activities from customers and public sources. You are not allowed, however, to obtain information directly from a competitor. As well, using a third party as a conduit to exchange information with a competitor is equally forbidden. If you have any questions with respect to the gathering or disclosure of competitive information, be sure to consult with the CN Law Department.

DOING THE RIGHT THING

Before joining a trade association, make sure it serves legitimate purposes and that:

•	discussions adhere to a clear and written agenda
•	competitive factors will not be discussed

Use caution in any written or oral communications; avoid ambiguity and statements that imply any unlawful activity or lessening of competition

Avoid any arrangement with a competitor, including joint ventures or strategic alliances, unless you first seek the advice of the CN Law Department

EXAMPLE

Q. A CUSTOMER CONTACTED ME AND REQUESTED A 10% REBATE FOR US TO KEEP THE BUSINESS, SOMETHING SHE SAYS ONE OF OUR COMPETITORS IS DOING. CAN I CONFIRM WITH THE COMPETITOR WHETHER THEY ARE IN FACT OFFERING THE REBATE?

No, it is prohibited to receive this information from a competitor

You may obtain documents relating to competitors’ pricing and rebates from customers unless you are aware that such disclosure breaches an agreement between the competitor and the customer

You must clearly record that the information was obtained from customers

CODE OF BUSINESS CONDUCT CONDUCTING BUSINESS WITH INTEGRITY 37

INTERNATIONAL OPERATIONS AND TRADE CONTROLS

CN is subject to the laws of Canada, the United States and the other jurisdictions in which we operate. For an increasingly global company such as ours, it means we have to meet the challenge of adhering to many different laws at the same time. Sometimes, there may be a conflict between the laws as applied by different countries. If you encounter such a situation, it’s important to contact the CN Law Department to understand how to properly resolve the conflict.

As CN becomes more global in its operations, our compliance with trade, anti-corruption and anti-money laundering laws becomes increasingly important. First and foremost, always remember it is never acceptable to make improper payments to obtain or retain business. That applies regardless of where you work.

In this regard, there are two subject areas with which you must be familiar:

Bribery and Corruption Laws

Trade and Economic Controls and Money Laundering

Bribery and Corruption Laws

Many countries around the world have anti-bribery or anti- corruption laws. These laws prohibit people from making payments or providing goods or services to gain an unfair competitive advantage. For example, the U.S. Foreign Corrupt Practices Act and Canada’s Corruption of Foreign Officials Act prohibit the bribery of foreign officials and require recordkeeping of certain expenditures.

CODE OF BUSINESS CONDUCT CONDUCTING BUSINESS WITH INTEGRITY 38

It is important to note that improper payments should not be confused with reasonable, limited expenditures for business entertainment. In addition, in certain circumstances, laws may allow you to make facilitating payments to foreign government officials to expedite routine services such as utilities or permits. Even these payments should not, however, be made without first receiving clearance from the CN Law Department.

CN and its employees may also be held liable for improper payments made by its agents or partners.

DOING THE RIGHT THING

Exercise great care when you select agents, third-party contractors, customers and other business partners

Complete proper due diligence before entering into any contractual relationship

Ensure that CN partners and agents comply with applicable laws, including anti-bribery and anti-money-laundering laws applicable to CN

Ensure that compensation paid to agents and partners is reasonable for the services provided

Any questions related to these laws should be referred to the CN Law Department.

Trade, Economic and Money Laundering Controls

Anti-money laundering is a term typically used to describe the legal controls placed on cash generated by illegal means, which is then transferred or converted into other assets in order to hide its origin. We must comply with all legislation and cooperate with our financial institutions to ensure we are not involved in the use and destination of funds that could involve money laundering.

Export laws may also require special licenses to allow the shipments of sensitive goods, software, technology or services. These licenses can apply to certain destinations or end-users or for certain end-uses. Such laws also typically contain shipping document, reporting and/or recordkeeping requirements.

CODE OF BUSINESS CONDUCT CONDUCTING BUSINESS WITH INTEGRITY 39

Customs laws typically require an importer to provide complete and accurate information about the tariff classification, and the value and origin of goods. This information may be used to assess the admissibility of goods into a country and any duties or taxes at the time of entry. Other economic sanctions or embargo laws may prohibit dealings with certain countries, individuals, entities or organizations. To make things more complicated some countries maintain “blocking” laws that prohibit a company from complying with the embargoes of other countries. In short, these laws can often be complex and highly detailed.

Employees who work in these areas must familiarize themselves with international trade control laws and regulations in the jurisdiction(s) where they work. They also need to understand how they relate to their business activities, including transactions across borders. If you suspect that a customer is trying to avoid compliance with international trade requirements you must promptly report your suspicions to the CN Law Department.

DOING THE RIGHT THING

Refrain from giving gifts of money, including facilitating payments, goods or services to foreign government officials unless cleared beforehand by the CN Law Department

Contract with only reputable, qualified agents and financial institutions

Require agents and partners to comply with CN’s payments policy and related anti-bribery laws

Know which international trade control regulations apply to your activities

Obtain any required licenses

Ensure that all shipping and import documents and any required reports are accurate, complete and filed in a timely manner

Know your customer and be aware of any unusual circumstances or “red flags” suggesting that the customer is trying to avoid compliance with international trade controls

CODE OF BUSINESS CONDUCT PROTECTION AND PROPER USE OF CN ASSETS 40

PROTECTING CN’S ASSETS

Every CN employee is personally responsible for safeguarding CN’s assets and for using these assets and resources appropriately. This includes your time while on the job as well as:

Physical assets	Intellectual property
• buildings	• computer programs
• documents	• copyrights
• equipment	• data
• supplies	• patents
• other physical property	• information technology
• know-how
• any other intellectual property

Improperly using CN’s assets – including for personal gain – could seriously undermine our integrity. It could also adversely affect our business strategies and decisions and weaken investor confidence. It could also be illegal.

It is incumbent upon each of us to protect the company’s physical and intellectual assets as well as our customers’ or suppliers’ assets from:

DAMAGE | LOSS | VANDALISM | THEFT | UNAUTHORIZED USE, COPYING, DISCLOSURE OR DISPOSAL

Some of these responsibilities continue even after you leave the company. Any real or suspected threat to CN’s assets should be reported prompty by calling the CN Police.

CODE OF BUSINESS CONDUCT PROTECTION AND PROPER USE OF CN ASSETS 41

CN’s intellectual property is a valuable asset and must be protected at all times. For example, the CN logo is a registered trademark that is known throughout North America and beyond. It is a symbol of the products and services we provide to our customers. Our brand is one of our most valuable assets. The same holds true for the various products and bodies of knowledge that CN creates and protects under copyright law. This includes software programs, written reports, photographs and the inventions that employees create to foster innovation in our workplace. Reproducing, altering or distributing the company’s intellectual property to customers or others without permission is prohibited. If you have any questions, contact the CN Law Department.

DOING THE RIGHT THING

Promptly report any real or suspected threat (loss, theft, damage, misuse) against CN’s assets to the CN Police. Do not intervene if you think the situation may be dangerous

Do not use the CN logo on any external document without first getting the approval of the CN Public Affairs Department

CODE OF BUSINESS CONDUCT PROTECTION AND PROPER USE OF CN ASSETS 42

CONFIDENTIALITY

In the course of your job, you may have access to confidential information regarding the company.

It is important to understand that any unauthorized release of confidential company information can directly harm CN, causing:

loss of competitive advantage and investor confidence

damage to relationships with customers and suppliers

harm to employees.

Employees who release confidential information without proper authorization will be subject to internal discipline measures. If confidential information is used by you, or by someone associated with you, for personal gain, you could face severe penalties.

What is Confidential Information

Confidential information is any type of information or knowledge that has been developed, acquired or controlled by CN and which CN does not want released outside the company. It is often competitively sensitive information.

Examples of confidential information:

•  Company legal matters
•  Computer software program
•  Customer and supplier information like transportation contracts and rate quotations
•  Financial records and non-public financial information
•  Intellectual property, including patents

•  Personal employee information, including compensation and health and medical records
•  Processes, practices or designs
•  Sales and marketing information
•  Strategic plans, including information relating to acquisitions and divestitures

No matter how you come in contact with it, when it comes to confidential information, your job is to keep it just that: confidential. It can only be disclosed if specifically authorized or legally mandated. You should not discuss confidential information even with other colleagues, unless they have a need to know the information.

CODE OF BUSINESS CONDUCT PROTECTION AND PROPER USE OF CN ASSETS 43

Keeping CN strong means keeping our confidential information safe. It means using information effectively to accomplish our business objectives and never using company information for personal gain or any other non-business reason. You can find more details on keeping information confidential in the CN Communications Policy, the CN Working from Home and Co-Working Policy, the CN Protection of Personal Information Policy as well as in our Internet and e-mail Policies.

DOING THE RIGHT THING

Do not disclose any confidential information for any non-business reason and obtain your supervisor’s approval to disclose such information in a business context

Do not use confidential information for personal gain (such as obtaining favourable customer or supplier treatment)

Do not discuss confidential information with colleagues or on cellular phones in public places where conversations can be overheard – including elevators, airports, planes, trains, taxis and restaurants

Store confidential information in a secure location and mark and classify it appropriately

Ensure that computers and telephones used to communicate confidential information are secure

EXAMPLE

Q. I SOMETIMES GET DETAILED QUESTIONS FROM CUSTOMERS REGARDING CN'S OPERATIONS. I REALLY WANT TO KEEP THESE PEOPLE HAPPY, BUT TO ANSWER THEIR QUESTIONS WOULD MEAN PROVIDING THEM WITH CONFIDENTIAL INFORMATION. IS THIS OKAY?

No. You can only give out confidential information if the customer has signed a confidentiality agreement and if the information is truly needed and appropriate given the business context

If you have questions, call the CN Law Department

CODE OF BUSINESS CONDUCT PROTECTION AND PROPER USE OF CN ASSETS 44

COMPLIANCE WITH INSIDER TRADING AND OTHER LEGAL REQUIREMENTS

Insider trading is the buying or selling of shares or other securities of CN or of another public company based on material information that has not been publicly disclosed.

It is against the law for employees to trade CN securities or securities of another public company while in possession of material information that has not yet been publicly disclosed. This applies whether you conduct the trades personally or through another party. The law also forbids you from passing on such information to others, a process known as “tipping”. The legal penalties for insider trading can be severe and may include criminal prosecution.

As a responsible corporation, we actively promote compliance with all laws and regulations that apply to us. A key element of that effort is our strict prohibition against insider trading. This goes beyond our legal liability. It is also important to CN’s credibility in the capital markets.

We strongly urge every employee to consult CN’s Insider Trading Policy on CN’s Intranet Site found under “Legal”. You should also contact the CN Law Department with any questions on this subject. In such instances, the best practice is caution. If you plan to trade in CN or other securities of public companies and aren’t sure if you have knowledge of undisclosed material information, ask the CN Law Department before doing anything.

CODE OF BUSINESS CONDUCT PROTECTION AND PROPER USE OF CN ASSETS 45

DOING THE RIGHT THING

Ensure you do not use non-public information for personal gain

Never pass along such information to someone else who has no need to know (i.e. friends, family members, spouse, etc.)

These are examples of material information:

•	Annual and quarterly financial results before publicly reported
•	Development of new products
•	Negotiations with business partners or key employees
•	Results of operations
•	Strategic plans or negotiations regarding acquisitions or disposals
•	Threatened litigation

If you fall into the category of employees subject to a blackout period, the following section applies to you.

As explained in CN’s Insider Trading Policy, certain CN senior officers and employees are subject to a “blackout policy.” During the blackout period, these employees are forbidden to trade in CN securities. Outside the blackout period, trades by these employees must be pre-approved by the Chief Legal Officer and Corporate Secretary, or the Associate Secretary.

CODE OF BUSINESS CONDUCT PROTECTION AND PROPER USE OF CN ASSETS 46

SOME EXAMPLES

Q. I HAVE BEEN PLANNING TO SELL SOME OF MY CN SHARES THIS MONTH TO PAY DOWN MY MORTGAGE. YESTERDAY, I WAS SHOWN OUR QUARTERLY FINANCIAL RESULTS BECAUSE I NEED THEM FOR PLANNING PURPOSES. THE RESULTS WON'T BE RELEASED FOR ANOTHER THREE WEEKS. CAN I STILL SELL MY SHARES SINCE I HAD PLANNED TO DO THIS ALL ALONG?

No. You must wait to sell your CN shares until our financial results are made public

Selling your shares while in possession of this confidential information would represent insider trading

Q. I KNOW THAT CN IS ON THE VERGE OF ANNOUNCING A PROPOSED ACQUISITION OF PART OF A COMPETITOR'S BUSINESS. CAN I TELL MY BROTHER? HE USED TO WORK AT CN AND WOULD BE INTERESTED IN THIS NEWS.

No, since this is information is not yet publicly disclosed

Doing so may violate insider trading laws which cover the disclosure of such information to a third party, other than as required in the course of business

It is also a violation of our own policy to discuss confidential information other than with someone who is required to have knowledge of that information

CODE OF BUSINESS CONDUCT PROTECTION AND PROPER USE OF CN ASSETS 47

CORPORATE DISCLOSURE

Because we are a public company, we work to ensure that all reports and documents we file with regulators, along with our normal public communications, are

FULL AND COMPLETE | ACCURATE | TIMELY | UNDERSTANDABLE

CN must communicate with the public with one voice. So it’s extremely important that all employees and service providers understand and respect our Communications Policy.

With the exception of identified spokespersons, all officers, directors and employees should avoid discussing non-public internal company affairs with anyone outside CN, except for CN business reasons. Employee questions and concerns should be directed to the CN Law or Public Affairs departments.

CN is committed to protecting investors by making sure the public has equal access to material information that could:

•	Affect the market price or value of CN’s securities
•	Be relevant to a reasonable investor’s decision to trade in CN’s securities

CODE OF BUSINESS CONDUCT PROTECTION AND PROPER USE OF CN ASSETS 48

When material information does arise, it will be immediately disclosed to the public at large via a news release. We do not disclose material information to select individuals, companies, partners or organizations prior to public disclosure unless required or permitted by law or a confidentiality agreement is in place.

FINANCIAL RECORDS INTEGRITY

The Company’s financial records contain vital and certain confidential information about our operations and constitute the basis upon which key decisions about CN are made – whether internally or externally. The accuracy and completeness of such financial records are critical to meeting our obligations to shareholders, employees, suppliers and others. They are also required for compliance with tax and financial laws and regulations.

All employees involved in financial reporting of any nature must do so promptly, accurately, completely and honestly. Ensure that all entries are recorded in the proper accounts and are properly documented. No financial entry or disclosure should disguise or incorrectly characterize the true nature of a financial transaction. Sign only those documents that you believe are accurate and truthful.

DOING THE RIGHT THING

Ensure that confidential information is not disclosed unless necessary for business purposes and the other party has signed a confidentiality agreement

Never speak on CN’s behalf unless you are authorized to be an official spokesperson

Refer any questions you receive from the media or the investment community to the appropriate CN spokesperson

Do not use CN letterhead or e-mail for communications in which you express your personal views

CODE OF BUSINESS CONDUCT PROTECTION AND PROPER USE OF CN ASSETS 49

SOME EXAMPLES

Q. A REPORTER FROM A LOCAL NEWSPAPER CALLED ME TO ASK ABOUT RUMORS CONCERNING CN'S POTENTIAL ACQUISITION OF ANOTHER BUSINESS. I AM INVOLVED IN NEGOTIATIONS CONCERNING THIS TRANSACTION, BUT IT HAS NOT YET BEEN MADE PUBLIC. SHOULD I DENY THE RUMOUR?

First, make no comment of any sort

Refer the reporter to the CN Public Affairs Department

If the reporter presses you for an answer, merely state:

“I am not authorized to speak on the Company’s behalf. I will have someone from Public Affairs call you back”

Q. I AM ATTENTING A MEETING ON THE SUSTAINABILITY PLAN FOR MY MUNICIPALITY TOMORROW. IF I HAVE THE OPPORTUNITY TO SPEAK, CAN I REFER TO CN'S ENVIRONMENTAL POLICY?

No, unless you are specifically authorized to do so by a designated spokesperson, you must not speak on behalf of the company

When making statements in a public forum, do not give the impression that you are a spokesperson for CN

CODE OF BUSINESS CONDUCT PROTECTION AND PROPER USE OF CN ASSETS 50

INFORMATION SECURITY

It is CN’s policy to secure and protect all information, whether electronic or in print.

At CN, we encourage the use of information technologies and electronic communications resources. We make them widely available to employees because they increase productivity. We are all responsible for preventing disruptions, overloading or otherwise misusing these resources and services. The use of company electronic communications resources is limited to company business.

Always protect your work-related user IDs and passwords and keep your security cards safe. You must never allow unauthorized people to use or access them. Whenever you leave your personal computer, laptop or work station unattended, make sure you log off or otherwise lock your system.

Confidential, sensitive or valuable information should not be sent over the Internet unless properly protected, such as by password or encryption. Otherwise, you should assume that all information may be seen or read by someone other than the intended recipient.

You should not use e-mail or the internet to access or circulate material that contains discriminatory, harassing, defamatory, libelous, slanderous or disruptive statements, sexual comments or images. Refer the section in the Code called “Diversity and a Non-Discriminatory, Harassment-Free Environment” for more information.

CN reserves the right to inspect, monitor, or disclose employee electronic communications at any time to ensure compliance with applicable laws and with CN’s policy. The company has the right to take appropriate measures against abuses to the system and violation of its policy. If you have any questions, do not hesitate to contact CN’s Corporate Information Security Unit.

CODE OF BUSINESS CONDUCT PROTECTION AND PROPER USE OF CN ASSETS 51

DOING THE RIGHT THING

Be careful about where you discuss CN’s business

Safeguard your passwords

Use e-mail for business purposes

Do not use the internet to access inappropriate sites or information

Do not use blogs and chat forums to discuss CN

Never forward questionable or “chain” e-mail through your work internet account

SOME EXAMPLES

Q. MY CO-WORKER HAS ASKED ME FOR MY PASSWORD BECAUSE WE ARE WORKING TOGETHER ON A PROJECT. SHOULD I GIVE IT?

No. There is no business reason for you to share your password and thus your personal access

If you do share your password, you become responsible for whatever the other person does with it

Q. I HAVE FRIENDS WHO REGULARLY SEND JOKES AND CARTOONS TO MY WORK E-MAIL. SHOULD I TELL THEM TO STOP?

Yes. This is not appropriate use of your business e-mail

Consider personal e-mails received at work as if they were personal phone calls which should be:

•	Infrequent
•	Brief
•	In no way interfering with your job performance

Any e-mails you receive are stored on the company’s server – they are not private

CODE OF BUSINESS CONDUCT PROTECTION AND PROPER USE OF CN ASSETS 52

RECORDS AND DOCUMENT RETENTION

CN must comply with legal requirements that govern the recording, processing, retention and destruction of its documents and records.

DOING THE RIGHT THING

Ensure that all entries in CN’s books, records and accounts, and all documents created in the course of CN’s business are:

ACCURATE | COMPLETE | REFLECT THEIR SUBJECT MATTERS FAIRLY | RECORDED ON TIME

Ensure that no relevant information is omitted or concealed from our documents or records

Verify that CN complies with relevant laws and regulations and its own internal policies for document and record retention

CN’s records include, amongst others:

•	records that are in paper, electronic or other format
•	records in employees’ offices, at CN’s storage facilities or otherwise stored
•	examples of off-site storage sites include:

EMPLOYEES' HOME COMPUTERS | LAPTOPS | MOBILE PHONES | PERSONAL DIGITAL ASSISTANTS

Examples of documents and records include

• letters or memoranda	• agreements
• presentations	• e-mails
• web pages	• instant messages
• text messages	• voice mails
• spreadsheets	• plans
• maps	• drawings
• pictorial or graphic work	• photographs
• films	• microfilm
• sound recordings	• video tapes
• machine readable records

CODE OF BUSINESS CONDUCT PROTECTION AND PROPER USE OF CN ASSETS 53

We must retain and safeguard the confidentiality of these documents and records based on value to CN. This must also be done based on relevant laws and regulations and in accordance with CN’s contractual obligations and CN policies. These documents and records should never be tampered with, removed or destroyed in a manner that is contrary to CN’s Records Management Policy.

The disposal of records in accordance with CN’s standard policy may be suspended in the context of potential or actual litigation or in the event of a government investigation or an audit. In these cases, you must follow the specific instructions provided by the CN Law Department, including any “hold” request.

If you have any questions on this policy and how to apply it, contact the CN Law Department.

SOME EXAMPLES

Q. I AM AN ACCOUNT MANAGER FOR ONE OF OUR MAJOR CUSTOMERS. RELATIONS HAVE BEEN A BIT "ROCKY" RECENTLY AND I AM AFRAID CN MIGHT GET SUED. SHOULD I SAVE MY E-MAIL CORRESPONDENCE WITH THE CUSTOMER'S ACCOUNT MANAGER?

Yes

Any document or record, including any e-mails, must be kept until the applicable retention period or the legal “hold” period (whichever is later) has expired

If an adversarial situation is possible, then no document concerning the potential litigation should be altered, deleted or destroyed

If you are uncertain as to whether or not to preserve documents (including e-mails), contact the CN Law Department

CODE OF BUSINESS CONDUCT CN IN THE COMMUNITY 54

CN IS AN ACTIVE MEMBER OF THE COMMUNITIES IN WHICH WE OPERATE. IT IS IMPORTANT THAT WE DO THE RIGHT THING IN MANAGING OUR RELATIONSHIPS WITH OUR COMMUNITIES AND THE GOVERNMENTS THAT SERVE THEM.

COMMUNITY ACTIVITIES AND INVESTMENT

CN is committed to building safer, stronger communities. We support communities through employment, by paying taxes and through other economic benefits. We believe, however, that we have a responsibility to go further. We are a concerned corporate citizen in the towns and cities in which CN employees live and work. As such, CN demonstrates its commitment through responsible community investment by supporting registered, not-for-profit organizations.

CODE OF BUSINESS CONDUCT CN IN THE COMMUNITY 55

Through our community investment program, “CN Stronger Communities Fund,” we work with registered, not-for-profit groups in Canada and the U.S. on opportunities that are consistent with our expertise, business strengths and resources. This allows us to share our knowledge and experience.

CN receives more requests to support worthwhile projects than it can possibly support. Because of this, we must focus on those requests we can effectively address. We therefore focus our charitable donations, our gifts-in-kind and our sponsorships in those areas where we believe we can have the most impact.

All intended corporate donations must be evaluated by the CN Public Affairs Department using the community investment program guidelines. After consulting with Public Affairs, funding of local projects may be made even though they represent an exception to the program guidelines. If you have any questions, do not hesitate to contact the CN Public Affairs Department.

DOING THE RIGHT THING

If approached by an organization, refer them to the community investment program web page at: www.cn.ca/community

Don’t commit to any organization before the request has been evaluated by Public Affairs

Do not solicit other CN employees for charities except for minimal amounts unless approved by the CN Public Affairs Department

CODE OF BUSINESS CONDUCT CN IN THE COMMUNITY 56

POLITICAL ACTIVITIES

CN actively and openly communicates with all levels of governments and legislators in Canada and the United States. This includes communicating company and industry views on:

•	proposed legislation and regulations
•	government programs and policies that can affect our operations and our ability to conduct business
•	key CN initiatives

All contact with government or public officials must respect government relations and lobbying legislation in the local jurisdiction. They must also respect CN’s own high ethical standards. Preserving CN’s reputation, image and integrity must be the paramount consideration at all times.

Lobbying Activity in Canada

The Canadian Lobbying Act came into force in July 2008. It mandates an increased level of transparency for lobbyists in their dealings with the Government of Canada. It also defines the types of activities that are considered “registerable lobbying”. These include communications with those who hold public office about:

•	the making or amending of federal laws, regulations, policies or programs
•	obtaining a federal grant, contribution or other financial benefit

They do not include:

•	requests for information
•	providing normal sales and marketing information
•	help in interpreting or enforcing any laws that apply to CN

Companies are required to register under the Act and list the departments and agencies of government with which they deal. They are also required to provide a general account of the subject matters on which they carry out lobbying activities. Currently, it is the responsibility of a corporate in-house lobbyist to file his or her own lobbyist registration if his or her lobbying activities

CODE OF BUSINESS CONDUCT CN IN THE COMMUNITY 57

constitute a “significant part” of their work duties (This is defined as 20% or more of an employee’s time). The senior officer in an organization must ensure all employees who lobby are registered if their combined lobbying activity would constitute 20% or more of the duties of one employee.

Also under the Act, companies are required to file monthly reports revealing any communications they have had with “Designated Public Office Holders” in the previous month. This includes members of Parliament, ministers, ministerial staff and public servants at the level of Assistant Deputy Minister or higher.

CN is registered under the Act and expects that all of its employees will conform to it. Any employee who deals with the Government of Canada is required to determine whether they need to be included in CN’s registration. They must also determine whether they have had any communications that need to be included in CN’s monthly report to the Commissioner of Lobbying.

If CN employees undertake any meetings or conversations that may meet the definitions in the Act, they must inform CN Government Affairs for inclusion of these activities in CN’s monthly report.

Lobbying Activity in the United States

Lobbying reform legislation put in place in late 2007 prohibits CN and other companies from offering or providing any “gift” to a member or employee of Congress. A “gift” is anything of value, from a cup of coffee, to a book or a meal, or a ride from the airport. Anything that has a monetary value is considered a “gift” under the new law. Many states have similar laws as well.

As a result, CN has adopted a policy that prohibits the company from reimbursing any CN employee for anything of monetary value provided to a congressional member or employee. This policy also applies to reimbursements for costs associated with any U.S. federal or state official or government employee.

CODE OF BUSINESS CONDUCT CN IN THE COMMUNITY 58

In addition, federal, state and local laws regulate and define “lobbying” differently in every jurisdiction. Contacts with legislative and executive branch agencies, officials and employees could trigger lobbying registration, depending on the type of contact or communication. Because of that, CN’s policy is that no individual communicate with or contact a U.S. government agency on behalf of the company without prior consultation with the CN Government Affairs Department.

CN also must file periodic reports with the U.S. Congress listing any employees that spend 20% of their time or more lobbying U.S. government officials on CN’s behalf.

DOING THE RIGHT THING

Refrain from offering or providing any “gift” to a member or employee of Congress or asking the company to reimburse you for any costs associated with a member of Congress or congressional employee

Refrain from responding to or initiating a contact or communication with a legislative or executive branch government agency or official prior to authorization or clearance from the CN Government Affairs Department

Contact the CN Government Affairs Department if you have any questions about the policies in Canada and the United States

CODE OF BUSINESS CONDUCT CN IN THE COMMUNITY 59

Political Contributions and Activities

CN strictly follows the law when it comes to making contributions in Canada and the United States to political parties, political organizations or their representatives. We also take part in party politics, including fundraising activities, only as permitted by law. No corporate funds or assets can be loaned or contributed to any political party or organization or to a candidate or elected politician, unless allowed by law and authorized by the CN Government Affairs Department.

We do believe at CN that we have a responsibility to participate in public debate on certain policy issues – specifically on issues that may have an impact on our legitimate business goals, and matters that may affect the communities where we operate.

CN employees and agents who work with various governments to present CN’s point of view must know and obey the relevant law at all times.

As a U.S. employee, you may make a financial contribution to a company Political Action Committee (PAC). Political Action Committees were introduced in the United States to provide corporations and their workforces with a practical means of participating in the political process. They also serve to advance corporate goals through voluntary donations by employees.

Our U.S. operations’ PAC is registered with the U.S. Federal Election Commission and complies with the regulations implemented by that agency. CN employees who are U.S. citizens or have permanent resident status and who wish to voluntarily donate from personal funds to the PAC should contact the Vice-President – North American Government Affairs.

As either a U.S. or Canadian citizen, you can participate in the legitimate political process on your own time and away from CN property. You may also choose to run for political office at any level of government on your own time and at your own expense.

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Prior to run for political office you must notify your supervisor. If elected, you must disclose your elected position to the CN Law department and avoid any conflict of interest between your elected position and your responsibilities at CN.

In the United States:
If you do so, you may be eligible for unpaid leave of absence while campaigning. If elected, you may be eligible for unpaid leave of absence for the duration of your term of office.

In Canada:
The CN Personal Leave Without Pay Policy states that subject to applicable laws, leave will not be granted to campaign on behalf of others or to hold office in a political organization.

If you have any questions about CN’s government relations programs, or about political activities in Canada or the U.S., you should contact the CN Government Affairs Department.

DOING THE RIGHT THING

Refrain from making contributions to candidates or political or activist organizations from company funds, even when local laws and regulations permit it, unless you are authorized by the CN Government Affairs Department

Speak out on community issues of importance to you, but do not ever give the impression that you are speaking on behalf of CN

Refrain from using company time, telephones, e-mail, communications services or systems, or any other type of company resource to solicit for a political campaign or candidate

Refrain from lending company property for use in a political campaign

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SOME EXAMPLES

Q. MY SISTER-IN-LAW IS RUNNING FOR OFFICE IN OUR MUNICIPAL ELECTION, AND SHE HAS ASKED ME TO WRITE A LETTER TO THE EDITOR OF THE LOCAL NEWSPAPER USING MY CN LETTERHEAD. IS THIS OK?

No

We encourage you to participate in all aspects of the political process

But you cannot appear in any way to be representing CN, unless you are officially designated to do so

Q. MY SUPERVISOR WANTS ME TO DO RESEARCH FOR A NATIONAL ENVIRONMENTAL PRESSURE GROUP THAT SHE SUPPORTS. IT'S A GOOD CAUSE, BUT SHOULD I BE DOING THIS WHILE AT WORK?

No, this is not appropriate use of your time on the job

Speak to your supervisor and raise the concern that such work would contravene the Code of Business Conduct and could cause a conflict of interest

If she tells you to do the work anyway, contact the CN Ombudsman or CN Law Department

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duty to

COMPLIANCE STANDARDS AND PROCEDURES

Abiding by the standards of this Code and underlying policies is a serious matter at CN.

•	High standards of business conduct are critical to maintaining public confidence
•	Violations can jeopardize our relationships with our customers, suppliers, investors and partners
•	Such violations can even result in our loss of the privilege to do business in Canada, the United States or elsewhere

CN will take all reasonable steps to respond appropriately, promptly and consistently to violations or potential violations outlined in this Code.

This may include disciplinary action up to and including

•	Termination of employment
•	Contract termination
•	Other legal action such as seeking damages

CN'S AUDITING HOTLINE
1-800-925-5974 | reportanissue.com

CODE OF BUSINESS CONDUCT REPORTING VIOLATIONS AND COMPLIANCE 63

report

REPORTING ACCOUNTING AND AUDITING MATTERS

CN has in place a confidential method for employees to use when reporting potential or real wrongdoing concerning accounting or auditing matters. Investigations are reported to the CN Board of Directors. Employees or other related parties can express their concerns about these matters by calling CN’s Auditing Hot Line or electronically. Refer to the section called “Getting Help on Matters Covered in this Code” for contact information.

All CN employees are strictly prohibited from coercing, manipulating, misleading or fraudulently influencing the company’s internal or external auditing process.

REPORTING VIOLATIONS UNDER THE CODE

This Code of Business Conduct covers CN’s fundamental principles governing ethical business conduct. It also deals with the responsibilities for overseeing and reporting violations. All employees have an individual responsibility to report in good faith any activity that appears to violate this Code, the law or regulations.

If you believe that any employee has violated a provision of our Code, it is critical that you bring the matter in good faith to the attention of your supervisor or CN’s Ombudsman by telephone, e-mail or mail. Refer to the section called “Getting help on matters covered in this Code for contact information.” CN will take all necessary steps to provide corrective action.

CODE OF BUSINESS CONDUCT REPORTING VIOLATIONS AND COMPLIANCE 64

ALL GOOD FAITH INQUIRIES WILL BE HANDLED
PROMPTLY AND CONFIDENTIALLY
UNLESS DISCLOSURE IS REQUIRED BY LAW
OR IS NECESSARY TO CONDUCT A REVIEW
OR NEGOTIATION

ROMISE

YOU WILL NOT BE PENALIZED,
DISCHARGED, DEMOTED, OR
SUSPENDED, NOR WILL YOU SUFFER
ANY DISCRIMINATION FOR REPORTING
POTENTIALLY UNETHICAL CONDUCT

THERE WILL ALSO BE NO REPERCUSSIONS
FOR SEEKING GUIDANCE ON HOW TO
HANDLE SUSPECTED ILLEGAL ACTS OR
VIOLATIONS OF THE RULES